Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

Attached please find the form of proxy for holders of ordinary shares of Baozun Inc. (the “Company”), which serves as the form of proxy for the annual general meeting of the Company to be held on Wednesday, June 18, 2025, Hong Kong time. This form of proxy is also available for viewing on the Company’s website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, May 16, 2025

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	for identification purposes only

BAOZUN INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting

to be held on Wednesday, June 18, 2025 (Hong Kong time)
(or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Baozun Inc., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on Wednesday, June 18, 2025 at 3:00 p.m., Hong Kong time (or 3:00 a.m. on Wednesday, June 18, 2025, New York time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying notice of AGM.

Only the holders of record of the Ordinary Shares at the close of business on Monday, May 19, 2025, Hong Kong time, as the record date (the “Ordinary Shares Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share, par value US$0.0001 per share, is entitled to one vote, and each Class B ordinary share, par value US$0.0001 per share, is entitled to ten votes. The quorum of the AGM is one or more shareholders holding shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) for holders of Ordinary Shares or American Depositary Shares (the “ADSs”), by submitting a written notice of revocation or a fresh Form of Proxy or a fresh Voting Card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the Forms of Proxy or Voting Cards of ADSs set forth above, or (ii) for holders of Ordinary Shares only, by attending the AGM and voting in person at the AGM.

You may instruct your proxy to vote some or all of the Ordinary Shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your Ordinary Shares in the same way on any resolution. In this case, please specify in the voting boxes the number of Ordinary Shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If two or more persons are jointly registered as holders of an Ordinary Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant Ordinary Shares. The senior holder should sign this Form of Proxy, but the names of all other joint holders should be stated on this Form of Proxy in the space provided.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 3:00 p.m. on Monday, June 16, 2025, Hong Kong time to ensure your representation at the AGM.

BAOZUN INC.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting

to be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong,

on Wednesday, June 18, 2025 at 3:00 p.m.

(Hong Kong time) (the “Annual General Meeting” or “AGM”)

(or any adjourned meeting thereof)

I/We                                                                                                                                                                                                                                  of                                                                                                                                                                                                                                                                                     , being the registered holder of                                                                          Class A ordinary shares1, par value US$0.0001 per share, and                                                              Class B ordinary shares1, par value US$0.0001 per share, of Baozun Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                                                                                                                                             (name) of                                                                                                                                                                                                (address) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	ORDINARY RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2024 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.
2.	(a) To re-elect the following retiring Directors:
(i) Mr. Satoshi Okada as Director.
(ii) Dr. Jun Wang as Director.
(iii) Ms. Bin Yu as Director.
(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.
3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.
4.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ADSs”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue and Resale Mandate”).
5.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares).
6.	To extend the Issue and Resale Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.
No.	SPECIAL RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
7.	To approve the proposed amendments to the existing articles of association of the Company and to adopt the seventh amended and restated memorandum of association and articles of association of the Company and the ancillary authorization to the Directors and company secretary of the Company.

Dated , 2025	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. If you do not complete this section, your proxy will vote or abstain at his/her discretion.

4	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

5	Please refer to the circular for AGM and the accompanying notice of AGM for details of each of the resolutions.

6	Unless otherwise specified, terms defined in this Form of Proxy shall have the same meanings as those set out in the circular for AGM.